Exhibit 99.2

Certifications

Pursuant to 18 U.S.C. §1350, each of the undersigned officers of TELUS Corporation (“TELUS”) hereby certifies that to his knowledge, (a) the annual report for the period ended December 31, 2022 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

Date: February 9, 2023

/s/ Darren Entwistle
Darren Entwistle
President and Chief Executive Officer

Date: February 9, 2023

/s/ Doug French
Doug French
Executive Vice President and Chief Financial Officer